

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

July 27, 2009

Darshan V. Patel
Chief Legal Officer
Resource Real Estate Investors 6, L.P.
One Crescent Drive, Suite 203
Navy Yard Corporate Center
Philadelphia, Pennsylvania 19112

>   **Re: Resource Real Estate Investors 6, L.P.**
>   **Amendment No. 1 to Form 10**
>   **Filed July 10, 2009**
>   **File No. 000-53652**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 22

1. We note your disclosure regarding a delinquent loan and that it was placed on non-accrual status. We further note the $58,000 provision for loan losses recorded for the Acacia loan. Please revise your disclosure to indicate which loan is delinquent and the amount. In addition, please clarify whether you have recorded any allowance for loan losses and describe how such allowance was determined.

2. Refer to comment 1 above. On page 18, you indicate that "subsequent to March 31,

2009 one of [y]our Real Estate Debt Investments has become delinquent" and that "[s]ince January 1, 2009 the loan has been place on non-accrual status." Please clarify when this loan was placed on non-accrual status.

3.   We note that to date it appears that you have paid $1,977,077 in distributions, but your net cash provided by operating activities is $1,650,268. Please disclose the specific sources of cash used to make distribution payments and the amount from each source, including cash from operations.

Item 13. Financial Statements and Supplementary Data

4.   We note your response to comment 24 in our letter dated May 28, 2009 and await the resolution of this issue by CF-OCA. To the extent that a waiver is not granted, please provide audited financial statements and other disclosures required by Rule 8-06 of Regulation S-X for real estate operations acquired.

Notes to the Consolidated Financial Statements – March 31, 2009, page 44

Note 2 – Summary of Significant Accounting Policies, page 46

5.   Please tell us, and disclose in future filings, under what circumstances you utilize the cost recovery method for loans held for investment and quantify to what extent you have utilized this method for revenue recognition.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Wiggins at 202-551-3694 or Kristi Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel